Ballard Power Systems Inc.

News Release

Ballard Reports Third Quarter 2011 Results

•	25% revenue growth, 7-point margin increase, 25% improvement in Adjusted EBITDA3

For Immediate Release – November 2, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced its consolidated financial results for the third quarter ended September 30, 2011. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).1

John Sheridan, President and CEO said, “Ballard third quarter results reflect continuing strong improvements on the top-line and bottom-line, including 25% growth in revenue, a 7-point gain in gross margin and 25% improvement in Adjusted EBITDA3. While third quarter revenue is lower than Plan, due to delay in a Brazil fuel cell bus order, all fuel cell product markets are strengthening and providing strong underpinnings for growth in the fourth quarter and 2012.”

Third Quarter 2011 Highlights

Growth
Revenue of $20.6 million in Q3 and $55.0 million year-to-date, representing growth of 25% on both a quarterly and year-to-date basis.
Product shipment volume of 1,005 units in Q3 for a total of 2,323 units year-to-date, increases of 47% and 23%, respectively.
Twelve-month rolling order book of $31.9 million.
Key recent commercial developments:
Significant bus activities -
In Brazil, key business opportunities are progressing, although with longer-than-expected timelines: modules for 3 EMTU program buses are now expected to be shipped in Q4; and, a 10-to-30 bus RFQ in Sao Paulo, for which Ballard is in negotiations.
In Europe, negotiations are in progress with a major bus OEM for an order of up to 14 modules.
In North America, an RFQ is expected in early-2012 from LA Metro for up to 30 clean energy buses.
Dantherm Power activities -
Sale of a 150 kilowatt backup power system for delivery in Q4 2011 to Anglo American Platinum Limited in South Africa.
Sale of backup power systems for delivery in Q4 2011 to a telecom service provider in India, as part of the previously announced collaboration agreement with Delta Power Solutions (India).
Increased business scope with Daimler AG and Automotive Fuel Cell Cooperation (AFCC), with the provision of fuel cell engineering services, partially offsetting the reduction in business due to conclusion of automotive fuel cell stack contract manufacturing for Daimler.

Path to Profitability
Gross margin of 19% in Q3 and 18% year-to-date, an increase of 7 points on both quarterly and year-to-date bases.
Cash operating costs2 of $9.3 million in Q3, a 5% improvement compared with Q3 2010, and $30.7 million year-to-date.
Adjusted EBITDA3 of ($5.0) million in Q3 and ($18.5) million year-to-date, improvements of 25% and 18%, respectively, notwithstanding a negative foreign exchange impact of approximately $2.0 million year-to-date and $1.3 million in restructuring charges.
Net loss of ($7.8) million in Q3 and ($26.7) million year-to-date, increases of 38% and 17%, respectively, due to one-time transactional gains recorded in 2010 of $4.8 million related to monetization of the Share Purchase Agreement with Ford, and $3.3 million related to the 2010 sale and leaseback transaction.
Adjusting for these one-time transactional gains, normalized net income (loss)4 improved by 25% in Q3 and 14% year-to-date.
Cash used by operating activities of ($9.5) million in Q3 and ($37.1) million year-to-date, increases of 99% and 19% respectively. The Q3 increase was driven by increased working capital requirements of $8.3 million, which more than offset improvements in cash operating losses of $3.6 million. The increased working capital requirements were primarily related to an increase in accounts receivable associated with higher revenue and timing of collections as well as a build-up of inventory to support shipments in Q4, and into 2012.
Cash reserves of $45.2 million, or $37.9 million net of $7.3 million outstanding on the bank operating line.

2011 Business Outlook

Revenue
While the Company has not updated original guidance for revenue growth in excess of 30%, and while it continues to expect significant revenue growth in 2011, it should be noted that risk factors have heightened, primarily in relation to the uncertainty of timing of Brazil bus orders and shipments.

Adjusted EBITDA3
While the Company has not updated original guidance for Adjusted EBITDA improvement in excess of 40%, and while it continues to expect significant Adjusted EBITDA improvement in 2011, it should be noted that risk factors have heightened, primarily in relation to the revenue uncertainty identified above and the ongoing foreign exchange uncertainty, along with the impact of the restructuring charges incurred.

Third Quarter 2011 Results

(Millions of U.S. dollars)	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Improvement	2011	2010	% Improvement
-
GROWTH
Revenue:
Fuel Cell Products	$11.8	$8.0	47%	$27.5	$19.4	41%
Contract Automotive	$3.3	$3.3	1%	$11.3	$7.9	44%
Material Products	$5.5	$5.2	6%	$16.2	$16.6	-2%

Total Revenue	$20.6	$16.5	25%	$55.0	$43.9	25%

Fuel Cell Stack Shipments (units):

Total Fuel Cell Stack Shipments	1,005	683	47%	2,323	1,895	23%
Material Handling	520	211	146%	623	755	-17%
Backup Power	412	401	3%	1,323	1,010	31%

12-Month Rolling Order Book	$31.9	$30.0

PROFITABILITY

Gross Margin	19%	12%		18%	11%

Cash Operating Costs[2]	$9.3	$9.8	5%	$30.7	$32.4	5%

Adjusted EBITDA[3]	($5.0)	($6.6)	25%	($18.5)	($22.6)	18%

Net Income (Loss)	($7.8)	($5.7)	-38%	($26.7)	($22.9)	-17%

Normalized Net Income (Loss)[4]	($7.8)	($10.5)	25%	($26.7)	($31.0)	14%

CASH
Cash Used by Operating Activities:
Cash Operating Losses	($5.4)	($9.0)	40%	($21.7)	($27.6)	22%
Working Capital	($4.1)	$4.2	-196%	($15.4)	($3.5)	-342%
Cash Used By Operating Activities	($9.5)	($4.8)	-99%	($37.1)	($31.1)	-19%

Cash Reserves	$45.2	$72.9

For a more detailed discussion of Ballard Power Systems’ third quarter 2011 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, November 3, 2011 at 8:00 a.m. PST (11:00 a.m. EST) to review third quarter 2011 results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements, including projected revenue growth, adjusted EBITDA and projected product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com

Endnotes:
1 Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. Please refer to Ballard’s Management Discussion & Analysis for a summary of the full impacts as a result of the conversion from former Canadian GAAP to IFRS.
2 Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
3 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance (or interest) expense, income taxes expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation, transactional gains and losses, finance and other income and acquisition costs.
4 Normalized Net Income (Loss) measures Net Income (Loss) excluding one-time transactional gains and losses.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA, and Normalized Net Income (Loss) are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Income (Loss) assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.